                                EXHIBIT NO. 99-E
                         KAMINE/BESICORP SYRACUSE L.P.
                              Financial Statements
                           December 31, 1995 and 1994
                  (With Independent Auditors' Report Thereon)

Independent Auditors' Report
The Partners Kamine/Besicorp Syracuse L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Syracuse L.P. as of December 31, 1995 and 1994, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Syracuse L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Kamine/Besicorp Syracuse L.P. will continue as a going concern. As discussed in note 4 to the financial statements, the Partnership was not in compliance with certain covenants in its senior and subordinated financing agreements. As a result, all borrowings of loans payable and related deferred financing costs have been classified as current. At December 31, 1995, total current liabilities substantially exceed current assets, which raises substantial doubt about the entity's ability to continue as a going concern. Managements' plans with regard to these matters are described in note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



March 22, 1996

                         KAMINE/BESICORP SYRACUSE L.P.
                                 Balance Sheets
                           December 31, 1995 and 1994


                           Assets                                   1995          1994


Current assets:
 Cash                                                           $  6,479,478     6,939,200
 Accounts receivable                                               2,135,663     2,455,975
 Other receivables (note 8)                                          123,911     3,356,395
 Prepaid expenses and other current assets                         1,831,954     3,191,285
 Deferred financing costs, less accumulated amortization of
$1,295,944 at December 31, 1995 (note 4)                           9,384,051            --
                                                                 -----------   -----------
     Total current assets                                         19,955,057    15,942,855
                                                                 -----------   -----------
Plant and equipment - cogeneration facility (notes 3 and 4)      127,685,218   127,634,480
 Less accumulated depreciation                                     7,393,330     3,832,434
                                                                 -----------   -----------
     Plant and equipment, net                                    120,291,888   123,802,046
                                                                 -----------   -----------
Other assets:
 Deferred financing costs, less accumulated amortization of
  $561,891 at December 31, 1994 (note 4)                                  --    10,060,090
 Deferred fuel costs, less accumulated amortization of
$4,993,658 and $854,977 at December 31, 1995 and 1994,
respectively (note 6)                                             21,985,387    26,124,068
 Cash held in escrow (note 1)                                      5,827,320     1,049,615
                                                                 -----------   -----------
     Total other assets                                           27,812,707    37,233,773
                                                                 -----------   -----------
     Total assets                                               $168,059,652   176,978,674
                                                                 -----------   -----------
                                                                 -----------   -----------
            Liabilities and Partners' Deficiency
Current liabilities:
 Accounts payable and accrued expenses                             4,352,888    15,255,808
 Retainage payable - construction (note 6)                           420,750     5,041,000
 Loan payable - bank (note 4)                                             --    24,500,000
 Loans payable - current (note 4)                                148,982,000     1,323,000
 Subordinated loans - current (note 4)                            20,000,000            --
 Amounts due to related parties (note 7)                              53,663       338,143
                                                                 -----------   -----------
     Total current liabilities                                   173,809,301    46,457,951
Loans payable, excluding current installments (note 4)                    --   111,282,000
Subordinated loans (note 4)                                               --    20,000,000
                                                                 -----------   -----------
     Total liabilities                                           173,809,301   177,739,951
                                                                 -----------   -----------
Partners' deficiency (note 2):
 General partners                                                 (2,973,848)     (394,110)
 Limited partners                                                 (2,775,801)     (367,167)
                                                                 -----------   -----------
     Total partners' deficiency                                   (5,749,649)     (761,277)

Commitments (notes 4, 5, 6 and 9)                                -----------   -----------
     Total liabilities and partners' deficiency                 $168,059,652   176,978,674
                                                                 -----------   -----------
                                                                 -----------   -----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.
                            Statements of Operations
                  Years ended December 31, 1995, 1994 and 1993


                                                      1995          1994           1993


Revenues (note 6)                                 $ 26,151,260    28,222,400            --
                                                   -----------   -----------     ---------
Operating expenses:
 Fuel                                                2,447,715    12,350,318            --
 Operations and maintenance (note 6)                 1,014,448     1,286,787            --
 Rent (note 5)                                          47,023        42,344            --
 Management fee (note 7)                               337,992       351,503            --
 Insurance                                             600,983       508,462            --
 Depreciation                                        3,560,896     3,832,434            --
 Amortization of financing costs                       734,053       561,891            --
 Amortization of fuel costs                          4,138,681       827,432            --
 Utilities                                             107,639       189,030            --
 Commitment fees                                       741,886       287,805            --
 Property tax                                           95,933         2,164            --
 Bank charges                                          127,633       105,423            --
 Late fees (note 6)                                         --       336,000            --
 Professional fees                                     398,166        23,100            --
 Miscellaneous expenses                                 27,890         8,441            --
                                                   -----------   -----------     ---------
     Total operating expenses                       14,380,938    20,713,134            --
                                                   -----------   -----------     ---------
     Income from operations                         11,770,322     7,509,266            --
                                                   -----------   -----------     ---------
Other income (expense):
 Other income (note 8)                                  21,159     3,407,530            --
 Interest expense (note 9)                         (17,200,112)  (11,143,469)           --
 Fuel demand costs, net (note 6)                            --            --      (305,405)
 Interest income                                       728,454       125,869         1,974
 Amortization of deferred fuel costs                        --            --       (27,545)
                                                   -----------   -----------     ---------
                                                   (16,450,499)   (7,610,070)     (330,976)
                                                   -----------   -----------     ---------
     Net loss                                     $ (4,680,177)     (100,804)     (330,976)
                                                   -----------   -----------     ---------
                                                   -----------   -----------     ---------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.
                       Statements of Partners' Deficiency
                  Years ended December 31, 1995, 1994 and 1993


                                                    General      Limited         Total
                                                    partners     partners


Partners' equity at December 31, 1992             $        --          250            250
Net loss (note 2)                                    (171,164)    (159,812)      (330,976)
Partners' distributions (note 2)                      (11,146)     (10,407)       (21,553)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1993            (182,310)    (169,969)      (352,279)
Net loss (note 2)                                     (52,418)     (48,386)      (100,804)
Partners' distributions (note 2)                     (159,382)    (148,812)      (308,194)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1994            (394,110)    (367,167)      (761,277)
Net loss (note 2)                                  (2,420,354)  (2,259,823)    (4,680,177)
Partners' distributions (note 2)                     (159,384)    (148,811)      (308,195)
                                                   ----------   ----------     ----------
Partners' deficiency at December 31, 1995         $(2,973,848)  (2,775,801)    (5,749,649)
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1995, 1994 and 1993

                                                                 1995         1994            1993

Cash flows from operating activities:
 Net loss                                                    $ (4,680,177)    (100,804)       (330,976)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
     Amortization of deferred fuel costs                        4,138,681      827,432          27,545
     Depreciation                                               3,560,896    3,832,434              --
     Amortization of financing costs                              734,053      561,891              --
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable                 320,312   (2,455,975)             --
       Decrease (increase) in other receivables                 3,232,484   (3,356,395)        225,335
       Decrease (increase) in prepaid expenses and other
          current assets                                        1,359,331   (2,418,856)       (772,429)
       Increase in deferred fuel costs                                 --  (24,500,000)             --
       Increase in escrow accounts                             (4,777,705)  (1,049,615)             --
       (Decrease) increase in accounts payable and accrued
          expenses                                            (10,902,920)   5,479,875              --
       (Decrease) increase in due to related parties             (284,480)     316,590          21,553
                                                              -----------  -----------     -----------
          Net cash used in operating activities                (7,299,525) (22,863,423)       (828,972)
                                                              -----------  -------------   -----------
Cash flows from investing activities - construction in
progress, net of amounts payable                               (4,670,988)  (9,614,150)    (47,783,876)
                                                              -----------  -----------     -----------
Cash flows from financing activities:
 Proceeds from loans payable                                   37,700,000   16,400,000      52,300,000
 Payments on loans payable                                     (1,323,000)     (30,000)        (15,000)
 Proceeds from loan payable - bank                                     --   24,500,000              --
 Payments on loan payable - bank                              (24,500,000)          --              --
 Partners' distributions                                         (308,195)    (308,194)        (21,553)
 Increase in deferred financing costs                             (58,014)  (1,545,022)     (3,291,229)
                                                              -----------  -----------     -----------
          Net cash provided by financing activities            11,510,791   39,016,784      48,972,218
                                                              -----------  -----------     -----------
          Net (decrease) increase in cash                        (459,722)   6,539,211         359,370
Cash at beginning of year                                       6,939,200      399,989          40,619
                                                              -----------  -----------     -----------
Cash at end of year                                          $  6,479,478    6,939,200         399,989
                                                              -----------  -----------     -----------
                                                              -----------  -----------     -----------
Supplemental disclosure of cash flow information - cash
paid during the year for interest, net of interest
capitalized. The amount of interest that was capitalized
was $3,687,300 in 1994 and $4,598,172 in 1993.               $ 16,397,809    6,609,484              --
                                                              -----------  -----------     -----------
                                                              -----------  -----------     -----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP SYRACUSE L.P.

                         Notes to Financial Statements

                           December 31, 1995 and 1994

(1)   Organization and Summary of Significant Accounting Policies

      Organization

      Kamine/Besicorp Syracuse L.P. (the Partnership) is a Delaware limited partnership formed on August 4, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 79.9-megawatt cogeneration facility (the Facility) on premises leased from Hanlin Group, Inc. (Hanlin) near Syracuse, New York. The Facility will be operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

      The general partners of the Partnership are Kamine Syracuse Cogen Co., Inc. (KS Cogen) and Beta Syracuse, Inc. (Beta) (a subsidiary of Besicorp Group, Inc.), which retained an initial 16% and 50% interest in the Partnership, respectively. Kamine Development Corp. (KDC) is a limited partner with an initial 34% interest in the Partnership. On November 9, 1992, the partnership agreement was amended whereby KS Cogen, Beta, KDC and Ansaldo North America, Inc. (Ansaldo), a limited partner, retain interests of 16%, 35.715%, 19.715% and 28.57%, respectively.

      The Partnership commenced commercial operations as of February 26, 1994. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 99% of total revenues in 1995 and 1994.

      Summary of Significant Accounting Policies

      Plant and Equipment

      Plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs which do not enhance the value or increase the basic productive capacity of the asset are charged to operations as incurred. Depreciation of assets is computed on a straight-line basis over their useful lives of 25 years, commencing on the date the Facility was placed into service.

      Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 6). The effect of this change in estimate was immaterial to the 1994 statement of operations.

      All costs of the Partnership during the construction period were capitalized to the Facility unless they specifically related to organization and start-up costs, the costs of obtaining financing, the costs of obtaining fuel commitments, or general operating expenses. Construction costs included direct materials and labor costs, purchase of equipment and those indirect costs related thereto. Interest costs during construction were capitalized.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Deferred Financing Costs

      All costs associated with the financing of the Facility are deferred and amortized over the life of the permanent financing.

      Deferred Fuel Costs

      Costs associated with obtaining the commitment of natural gas supplies for the Facility are deferred and amortized over the life of the gas supply contract.

      The cost associated with modifying the fuel arrangements through January 1, 2001 (see note 6) to accommodate the revised PPA terms is deferred and amortized during the period from November 1, 1994 (the date the modifications became effective) through December 31, 2000.

      Accounts Payable

      Construction costs incurred but not yet paid are classified as either accounts payable, accrued expenses or construction retainage payable.

      Revenue Recognition

      Electric and thermal energy revenues are recognized as earned.

      Income Taxes

      Income taxes have not been provided since the Partnership is not a taxable entity. The partners report their share of the Partnership's taxable income or loss on their respective income tax returns.

      Financial Instruments

      The carrying values of the Partnership's financial instruments at December 31, 1995 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturity of such instruments. Management believes that the carrying amount of loans payable approximates fair value based on rates that would be offered to the Partnership for loans with similar maturities and characteristics.

      The Partnership has entered into interest rate swap and interest rate cap agreements to manage its interest rate risk. These transactions are entered into with notional amounts scheduled to be consistent with expected outstanding balances associated with loan agreements. The net interest differential, including premiums paid or received, if any, on interest rate swaps and interest rate caps, is recognized on an accrual basis and is recorded as a part of interest expense.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Financial Instruments, cont.

      Counterparties to the interest rate swap and interest rate cap agreements are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

      Use of Estimates

      In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

      Risk and Uncertainties

      The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

      The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York setting forth numerous restructuring proposals, including a significant reduction on the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested, including the significant reduction on the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

      Cash Held in Escrow

      The Partnership has established two long-term escrow accounts. These accounts are principally for major maintenance payments and debt payment reserves. The security agent is Deutsche Bank AG, New York Branch (Deutsche Bank
AG).

(2)   Allocation of Income, Losses and Cash Distributions

      A separate capital account has been established and maintained for each partner. Each such account is (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, and any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, and any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

      Profits and losses for any calendar year or portion of such year shall be allocated among the partners in proportion to their percentage ownership interests. Net cash flow for each quarter shall be distributed to the partners in accordance with their percentage ownership interests.

      Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a .81% (.75% plus 7.5% surcharge thereon) rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186, of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners' distributions in 1995, 1994 and 1993 were for payment of such taxes.

(3)   Plant and Equipment

      The Facility was constructed under the terms of a turnkey fixed price Engineering, Procurement and Construction (EPC) Contract by Ansaldo.

      Plant and equipment at December 31, 1995 and 1994 includes $10,958,087 of capitalized interest.

(4)   Financing

      The Partnership entered into agreements with SV Syracuse, Inc. (SVS) and Ansaldo on January 22, 1992 whereby SVS and Ansaldo agreed to provide interim financing of up to $15,000,000 and $5,000,000, respectively, for the development and construction of the Facility until other financing for the construction and completion of the Facility could be obtained.

      On November 9, 1992, the Partnership converted the interim loans to term loans and entered into subordinated financing agreements with SVS and Ansaldo in the amounts of $15,000,000 and $5,000,000, respectively, as contemplated in the interim loan agreements. Each of the subordinated financing agreements provides for interest to be charged at the LIBOR rate, as defined, plus a range of 5.4% to 7.875%, payable quarterly (13.8125% at December 31, 1995). Principal payments are not required to begin until 2003, at which time

(4)   Financing, cont.

      quarterly payments will begin and continue until October 31, 2008, each agreement's maturity date. SVS was awarded a 12.5% share of the net cash flow generated, as defined, by the Facility, and Ansaldo was awarded its 28.57% limited partner interest as additional compensation for providing financial support for the Facility.

      As of November 9, 1992, the Partnership entered into a financing agreement with Deutsche Bank AG, as agent, and four other banks (the Banks) whereby the Banks agreed to provide construction financing not to exceed $111,800,000. The construction financing bore interest at the base rate, as defined, plus 1.1%, or at the LIBOR rate, as defined, plus 1.9%, as determined at the option of the Partnership, with a maturity date of no later than April 20, 1994. Subject to conditions set forth in the financing agreement, the Banks, at the request of the Partnership, will convert the construction financing into a term loan not to exceed $114,300,000. The term loan will bear interest at the base rate, as defined, plus a range of 1.5% to 1.625%, or at the LIBOR rate, as defined, plus a range of 2.25% to 2.375%, as determined at the option of the Partnership (8.3125% at December 31, 1995), with a maturity date of no later than December 31, 2008. Principal payments will be made quarterly, over a 15-year period. The Banks have been granted a first priority security interest in the Facility and other collateral.

      As of October 20, 1994, the financing agreement was amended and restated to increase the construction financing and term loan commitment by $15,000,000 in conjunction with conversion to the revised PPA terms (see note 6). Loan terms are the same as for the original financing.

      Subsequent to December 31, 1994, the Partnership did not pay interest on its subordinated debt which was due on January 31, 1995 and April 28, 1995. Such payments were not made because of a shortage of funds at the relevant payment priority level related to delays in completing a settlement arrangement with the construction contractor and failure to achieve conversion of the construction financing into a term loan, which would make funds available for the payment. Notices of default related to this nonpayment were received from Ansaldo on February 3, 1995 and SVS on February 7, 1995. In addition, a Notice of Default was received from Deutsche Bank AG on March 16, 1995 related to cross default associated with the aforementioned Notices of Default from Ansaldo and SVS, as well as the failure to achieve completion and final completion of the Facility by the required dates, as defined in the financing agreement with Deutsche Bank AG. On June 27, 1995, amendments to the financing agreements with Deutsche Bank AG, Ansaldo and SVS were entered into in connection with the approval of an EPC Contract Settlement Agreement with Ansaldo. Sufficient funds were made available to pay all interest in arrears on its subordinated loans, and management expects to make all the required interest payments in the future. In addition, the required dates for completion, final completion and conversion of the construction financing into a term loan were extended and all defaults were cured or waived.

(4)   Financing, cont.

      As of December 31, 1995, the PSD Permit Test, as defined in the Construction Contract, had not been satisfactorily completed and final completion was delayed beyond December 31, 1995, both of which are Events of Default under the financing agreements. As a result of the aforementioned Events of Default, all borrowings of loans payable and related deferred financing costs have been classified as current. At December 31, 1995, total current liabilities substantially exceed total current assets, which raises substantial doubt about the Partnership's ability to continue as a going concern. Management anticipates that amendments will be made to the Financing Agreements to resolve the existing Events of Default. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      In addition to the above-mentioned financing arrangements, the Banks agreed to provide a working capital loan, not to exceed $2,500,000, until the term loan maturity date. The working capital loan will bear interest at the base rate, as defined, plus a range of 1.5% to 1.625%. There were no outstanding borrowings under this agreement as of December 31, 1995 and 1994. The Partnership shall also repay the aggregate unpaid principal amount at least once each fiscal quarter. The Banks also agreed to provide letters of credit not to exceed $6,800,000 prior to term loan conversion and $5,800,000 subsequent to term loan conversion. At December 31, 1995 letters of credit totaling $442,642 were outstanding.

      On November 3, 1994, Key Bank of New York loaned $24,500,000 to the Partnership for use in making the payment to NORCEN Energy Resources Limited (NORCEN), formerly North Canadian Marketing (see note 6), pursuant to the Second Amendment to the Gas Purchase Agreement. The loan was repaid on December 29, 1995 with the proceeds received from a $24,500,000 LC Loan Facility (LC Loan) from Deutsche Bank AG. Interest on the LC Loan is equal to LIBOR plus 2.75% (8.5% at December 31, 1995). Commencing on December 31, 1996 and each successive year thereafter, the interest rate increases by .25% per annum. Until the LC Loan is repaid in full, 80% of the monies otherwise available to equity and cash flow holders will be utilized for repayment of the LC Loan. In addition, when the LC Loan is paid in full and the LC Loan of the Partnership's affiliate, Kamine/Besicorp Beaver Falls L.P. (KBF), remains unpaid, 80% of the monies that would be available to the Partnership equity and cash flow holders will be loaned to KBF to repay its obligation.

      On November 30 1992, the Partnership entered into agreements with the Onondaga County Industrial Development Agency (IDA) for loans in the amounts of $150,000 and $300,000. These notes represent a deferral of IDA fees that were due at construction loan closing. The loans were made to assist the Facility in making payment of property taxes due. The $150,000 loan is non-interest bearing and is payable in annual installments of $15,000 commencing December 1, 1993 through December 1, 2002. The $300,000 loan bears an interest rate of 6% through November 30, 1997, and thereafter, at the option of the IDA, either the prime rate or five-year treasury rate until maturity, with principal payments commencing on April 1, 1994 through January 1, 2003.

(4)   Financing, cont.

      The total scheduled amounts of loans payable due during each of the next five years are as follows:


1996                                $30,995,000
1997                                  6,506,250
1998                                  7,814,250
1999                                  7,818,000
2000                                  9,111,000
                                     ----------
                                     ----------


      As of November 9, 1992, the Partnership conveyed ownership of the Facility to the IDA. The tax-exempt status of the IDA has caused payment of a fee to the IDA upon its issuance of a mortgage bond in lieu of mortgage recording taxes and exempts the Facility from all sales taxes during the construction of the Facility and from property taxes during IDA ownership. Payments in lieu of real property taxes have been made to the IDA beginning on June 30, 1995. Payments are calculated based on a specified annual payment and percentage of gross steam and net electric revenues, as defined. The IDA has appointed the Partnership as its agent and will convey the Facility to the Partnership in accordance with an installment sale agreement, with the conveyance expected to be on December 31, 2014.

(5)   Lease of Land

      The Facility is on a parcel of land leased to the Partnership for a term of 48 years starting February 15, 1991 through February 14, 2039. The Partnership paid rent of $600 per annum for the period February 15, 1991 to February 15, 1993, after which the Partnership pays rent of $45,000 per annum. The lease provides for adjustments related to the consumer price index after December 31, 1991.

(6)   Commitments

      An affiliate of the Partnership entered into a PPA with NIMO dated as of December 4, 1987 with amendments dated August 25, 1989 and October 19, 1990 with approval by the New York Public Service Commission (the Commission) on various dates through November 21, 1990. There was a subsequent amendment on September 26, 1991 which did not require the approval of the Commission. The PPA was assigned to the Partnership on November 1, 1991. NIMO agreed to purchase all electricity generated by the Facility for a term of 25 years from the date of commercial operation.

      An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 3, 1994 (Commencement Date). The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from the Commencement Date. In addition, during the period through January 1, 2001, the Facility is expected to be on standby availability and will not generate

(6)   Commitments, cont.

      electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. Also, the Partnership became obligated to pay NIMO $336,000 for commencing the PPA after August 4, 1994.

      The Partnership is to receive annual capacity payments from NIMO which will be more than sufficient to cover debt service and fixed costs during the standby availability period.

      The Partnership entered into an Energy Service Agreement (ESA) with the New York State Fair and the Industrial Exhibit Authority dated as of August 6, 1991. The New York State Fair and the Industrial Exhibit Authority will purchase thermal energy from the Facility at a price set forth in and adjusted pursuant to the ESA which shall be 8.5% of the rental revenues for each building that benefits from the delivery of thermal energy during those periods of time that energy services are taken (excluding any revenues derived from the New York State Fair).

      The Partnership entered into an Operation and Maintenance Agreement (O&M) with Stewart and Stevenson Operations, Inc. (Operator) dated as of June 17, 1992. Under the O&M, the Operator will operate and maintain the Facility for two successive six-year terms unless six months' prior notice is given by the Partnership to the Operator. The O&M was amended and restated to conform with the plan for operations associated with the amended and restated PPA. While the Facility is on standby availability, compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) for the Operator's labor fee; both amounts are subject to escalation by the Employment Cost Index
(ECI). When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year subject to escalation for ECI plus reimbursable costs. In addition, the Operator will be reimbursed for demobilization costs not to exceed (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST). Major facility overhauls, as defined, will be performed under the direction of the Operator, with costs of the overhaul to be borne by the Partnership. The Partnership is required to establish and fund a reserve account for major facility overhaul costs.

      The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas will be supplied by NORCEN. Transportation of natural gas by pipelines will be by TransCanada Pipelines Limited (TCPL) from a point near the border between Saskatchewan and Alberta, Canada to Chippewa, Ontario; by Empire State Pipeline Company to Syracuse; and by NIMO to the Facility.

      The natural gas supply and transportation contracts became effective on November 1, 1993 based on the estimated completion date for the Facility and the gas industry standard of contract years beginning on November 1. This caused the Partnership to become responsible for fixed costs associated with these contracts, which the Partnership attempted to minimize through sales of natural gas to third parties utilizing the Partnership's contractual arrangements. Sales of $2,496,890 were made to reduce the Partnership's net realized costs to $305,405 in 1993.

(6)   Commitments, cont.

      In 1994, the gas supply agreement with NORCEN was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to NORCEN. In connection with the amended agreement, the Partnership paid NORCEN $24,500,000. The cost is included in deferred fuel cost at December 31, 1995.

      The Partnership entered into an EPC Contract Settlement Agreement with Ansaldo as of May 22, 1995. It fixed the net payment obligation to Ansaldo with respect to all remaining work, claims, amounts due under the Commercial Operations Agreement and any other amounts associated with the EPC Contract. A total of $4,620,250 was paid to Ansaldo during the year ended December 31, 1995, and $420,750 is due at defined milestones, the last of which is Final Acceptance of the Facility.

(7)   Related-party Transactions

      The general partners are entitled to monies in the form of fees for monitoring construction, and affiliates of the general partners, as developers, will receive monies in the form of development fees during the third through the fifth year of operations.

      In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates will receive a management fee per annum, as defined, and an operation and maintenance management fee per annum, as defined (both adjusted for inflation). The management fees for 1995 and 1994 were $337,992 and $351,503, respectively, of which a portion thereof is unpaid and included in amounts due to related parties at December 31, 1995 and 1994.

(8)   Other Income

      The Partnership entered into a Commercial Operations Agreement (the Agreement) as of March 8, 1994 with Ansaldo. The Agreement requires Ansaldo to pay the Partnership a penalty for the aggregate amount of the difference between actual electric revenues and fuel costs (gross margin) and projected gross margin, as defined in the Agreement, and certain other payments during the period from commencement of commercial operations to the date of operational acceptance under the construction contract. Included in other income for the years ended December 31, 1995 and 1994 are penalties of $21,159 and $3,407,530, respectively. At December 31, 1994, $3,281,530 was due from Ansaldo for such penalties and was included in other receivables; such amount has been subsequently paid in 1995.

(9)   Derivative Financial Instruments Held - Other Than Trading

      On December 31, 1992, the Partnership entered into an interest rate swap agreement effective from November 1, 1993 through October 31, 2008 whereby floating rate debt (senior debt) based on LIBOR plus a range of 2.25% to 2.375% over the scheduled life of the debt has been effectively converted to



(9)   Derivative Financial Instruments Held - Other Than Trading, cont.

      fixed rate debt of 7.745% plus a range of 2.25% to 2.375%. In 1995 and 1994, this contract resulted in interest charges of $1,970,529 and $4,277,980, respectively, for the excess of the fixed rate over the variable rate. The notional principal amount at December 31, 1995 and 1994 is $111,800,000. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $12,100,000, based on discounted cash flows using current interest rates.

      On December 1, 1992, the Partnership also entered into an interest rate cap agreement effective from October 29, 1993 through October 31, 2008 whereby floating rate debt (subordinated loans) based on LIBOR plus a range of 7.75% to 7.875% was limited to a rate of no higher than 8.7% plus a range of 7.75% to 7.875%. No costs resulted from this contract in 1995 and 1994. The cost of this agreement will be realized as a .35% premium on the previously described interest rate swap agreement from November 1, 1995 through October 31, 2008. The notional principal amount is $20,000,000 for the years ended December 31, 1995 and 1994. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $2,200,000, based on discounted cash flows using current interest rates.

      On November 3, 1994, the Partnership entered into an additional interest rate cap agreement effective from November 3, 1994 through December 26, 1995 whereby floating rate debt (Key Bank of New York) based on LIBOR plus .55% was limited to 7.00%. The Partnership paid $139,650 for this interest rate protection, of which $121,435 and $18,215 was charged to interest expense in 1995 and 1994, respectively.